David Peinsipp

T: (415) 693 2177

dpeinsipp@cooley.com

June 7, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Franklin Wyman
Kevin Vaughn
Jessica Dickerson
Tim Buchmiller

Re:          Alumis Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted on May 15, 2024

CIK No. 0001847367

Ladies and Gentlemen:

On behalf of Alumis Inc. (the “Company”), the following information is submitted in response to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated May 30, 2024 (the “Comment Letter”) regarding the above-referenced Amendment No. 1 to Draft Registration Statement on Form S-1, as confidentially submitted to the Commission on May 15, 2024. Concurrently with the submission of this response letter, the Company is filing its Registration Statement on Form S-1 (the “Registration Statement”) with the Commission. In addition to addressing the comments raised by the Staff in the Comment Letter, the Company has included other revisions and updates to its disclosure in the Registration Statement.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the respective comment in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response. In the responses below, page number references are to the Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted on May 15, 2024

Prospectus Summary, page 1

1.	We note your response to prior comment 2 and the added cross reference on page 3 to "Management's Discussion and Analysis of Financial Condition and Results of Operations—Contractual Obligations and Commitments" for "additional information" about your acquisition of ESK-001 via the FronThera Acquisition. Please provide us with an analysis of why the acquisition, and the related milestone payment obligations, are not sufficiently material to be disclosed directly in your prospectus summary, or revise as appropriate.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 3 of the Registration Statement to include specific reference to the contingent milestone payment obligations in the cross reference. The Company respectfully advises the Staff that the Company believes the cross reference to “Management's Discussion and Analysis of Financial Condition and Results of Operations” is sufficient disclosure in accordance with Regulation S-K, Item 503, and the instructions thereto, which provide that the prospectus summary should include a brief overview of the “key” or “most significant” aspects of the offering and “is not required to contain . . . all of the detailed information in the prospectus.” Given that Item 503 does not include a materiality standard, the Company believes it is appropriate to limit the FronThera Acquisition disclosure to (i) the fact that ESK-001 was acquired in the FronThera Acquisition and (ii) the aforementioned cross-reference, as it does not believe that the details of the FronThera Acquisition and related stock purchase agreement (the “Purchase Agreement”) are amongst the “most significant” or “key” aspects of the offering. In addition, the Company believes that repeating details of the terms of the Purchase Agreement, which are already disclosed in the cross-referenced section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (as well in the notes to the financial statements) would result in repetitive disclosure that does not provide meaningful benefit to investors.

Cooley LLP 3 Embarcadero Center 20th Floor San Francisco, CA 94111-4004
t: +1 415 693 2000 f: +1 415 693 2222 cooley.com

U.S. Securities and Exchange Commission

June 7, 2024

Page Two

2.	We have evaluated the materiality analysis in the response to prior comment 2 as to whether the stock purchase agreement should be filed as an exhibit in accordance with Item 601(b)(10) of Regulation S-K and do not necessarily agree with that analysis given that you acquired your most advanced product candidate pursuant to the stock purchase agreement, the aggregate total contingent consideration under the agreement amounts to $120 million, and $23 million of the proceeds from your offering will be used to satisfy a portion of that consideration. It also appears that the stock purchase agreement should be filed in accordance with Item 601(b)(2)(i) of Regulation S-K. Please file the agreement as an exhibit or further advise.

Response: In response to the Staff's comment, the Company has filed the stock purchase agreement as Exhibit 10.22.

Use of Proceeds, page 75

3.	We note your response to prior comment 9. Specifically, we note your added disclosure regarding your intended use of proceeds to "advance" the clinical development of ESK- 001 in certain clinical trials and to "advance" your preclinical development activities for your IRF5 program. Although we understand from your disclosure that the proceeds will not be sufficient to complete the clinical development of your product candidates, please further revise your disclosure to clarify how far into the specified ESK-001 clinical trials and IRF5 preclinical development activities you anticipate the allocated proceeds from this offering will enable you to reach. For example, when discussing your intent to use a portion of the offering proceeds to "advance" the clinical development of A-005, you disclose your expectation for "completing" the SAD and MAD portions of your Phase 1 study in healthy volunteers.

Cooley LLP 3 Embarcadero Center 20th Floor San Francisco, CA 94111-4004
t: +1 415 693 2000 f: +1 415 693 2222 cooley.com

U.S. Securities and Exchange Commission

June 7, 2024

Page Three

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 76 of the Registration Statement.

Business

Our Precision Approach and Capabilities, page 105

4.	We note your responses to prior comments 12 and 15. Specifically, we note your statements that your proprietary precision data analytics platform, or your proprietary genetic database, includes your own clinical genetic, genomic, and proteomic data, data from public third-party sources, and management’s own genomic insights, supported by the data analytics services you continue to receive from Foresite Labs. Please revise your disclosure in this section to include similar disclosure, or tell us why you do not believe such disclosure is appropriate.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 4, 105 and 107 of the Registration Statement.

Preliminary Results from the Ongoing OLE Trial, page 116

5.	We note from your response to prior comment 18 that, as is typical for open label extension (OLE) trials, your ongoing OLE trial is not powered for statistical significance. Please revise to disclose this substantive portion of your response.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 116 of the Registration Statement.

Proposed Phase 3 Clinical Trials of ESK-001 in PsO, page 120

6.	We note your response to prior comment 20. Please revise the disclosure in this section of the prospectus to include disclosure similar to that in your response, clarifying the purpose for your selection of Otezla as the comparator in your Phase 3 clinical trials of ESK-001 in PsO. In addition, please revise the "Competition" section on page 132, as appropriate, to clarify whether ESK-001, if approved, would compete with Otezla, in addition to Sotyktu. In this regard, we note from your response that Otezla is one of the most widely used psoriasis oral drugs.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 23, 121 and 132 of the Registration Statement.

Certain Relationships and Related Person Transactions, page 175

7.	We note your response to prior comment 28, and we reissue the comment in part. Please revise your disclosure in footnotes 5 and 6 to the table on page 178 and in the footnotes on pages 181-182 to clarify what will happen to the redeemable convertible preferred stock held by the corresponding stockholders.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 176 to 179 of the Registration Statement.

* * *

Cooley LLP 3 Embarcadero Center 20th Floor San Francisco, CA 94111-4004
t: +1 415 693 2000 f: +1 415 693 2222 cooley.com

U.S. Securities and Exchange Commission

June 7, 2024

Page Four

Please contact me at (415) 693 2177 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Dave Peinsipp
Dave Peinsipp

cc:	Martin Babler, Alumis Inc.
Roy Hardiman, Alumis Inc.
Sara Klein, Alumis Inc.
Kristin VanderPas, Cooley LLP

Cooley LLP 3 Embarcadero Center 20th Floor San Francisco, CA 94111-4004
t: +1 415 693 2000 f: +1 415 693 2222 cooley.com